UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

UiPath, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

90364P105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90364P105	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Digital East Fund 2013 SCA SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,639,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,639,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,639,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.53%**
12	TYPE OF REPORTING PERSON FI

* Percentage ownership is based upon 442,775,415 Class A common stock of the Issuer issued and outstanding as of December 6, 2021, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 90364P105	SCHEDULE 13G	Page 3 of 5

1	NAME OF REPORTING PERSON Earlybird Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,639,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,639,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,639,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.53%**
12	TYPE OF REPORTING PERSON FI

* Percentage ownership is based upon 442,775,415 Class A common stock of the Issuer issued and outstanding as of December 6, 2021, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 90364P105	SCHEDULE 13G	Page 4 of 5

Item 1(a).	Name of Issuer

UiPath, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

452 5th Avenue, 22nd Floor New York, New York 10018

Item 2(a).	Name of Person Filing

Digital East Fund 2013 SCA SICAR

Earlybird Management S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence

7, Avenue Gaston Diderich

Luxembourg 179101

Item 2(c).	Citizenship

Luxembourg L-1420

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

90364P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

With respect to the beneficial ownership of the Reporting Person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 90364P105	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2022

DIGITAL EAST FUND 2013 SCA SICAR

/s/ Roland Manger
Roland Manger
Director

EARLYBIRD MANAGEMENT S.A.

/s/ Roland Manger
Roland Manger
Director